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CUSIP No. 804137107                    13G/A
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                   Sauer Inc.

                                (Name of Issuer)

                          Common Stock, par value $0.01

                         (Title of Class of Securities)

                                    804137107

                                 (CUSIP Number)

                                December 31, 1999

             (Date of Event Which Requires Filing of this Statement)



 (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              |X|  Rule 13d-1(b)
              |_|  Rule 13d-1(c)
              |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)|_|

                                                                        (b)|X|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         SWITZERLAND
                              5    SOLE VOTING POWER
                                   -0-

         NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY                (see Item 4(a))
         OWNED BY                  1,215,000
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON                   -0-
           WITH
                              8    SHARED DISPOSITIVE POWER
                                   (see Item 4(a))
                                   1,215,000

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,215,000

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES |_|*


  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.4%

  12     TYPE OF REPORTING PERSON*

         BK, HC, OO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
     (a)       Name of Issuer:

               Sauer Inc.

     (b)       Address of Issuer's Principal Executive Offices:

               2800 East 13th Street, Ames, Iowa  50010

Item 2.

     (a)       Name of Persons Filing:

               Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

     (b)       Address of Principal Business Office:

               Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland

     (c)       Citizenship:

               Switzerland

     (d)       Title of Class of Securities:

               Common Stock

     (e)       CUSIP Number:

               804137107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a(n):

     (a)  |_| Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
              78o)


     (b)  |X| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)



     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)



     (d) |_| Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

     (e) |_| Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940

              (15 U.S.C. 80b-3) or under the laws of any state.


     (f) |_| Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F)



     (g) |X| Parent Holding Company or Control Person in accordance with ss.240.13d-1(b)(ii)(G)



     (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)




     (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)




     (j)  |_| Group in accordance with ss.240.13d-1(b)(1)(ii)(J)


Item 4.  Ownership

     (a) Amount Beneficially Owned:

         See response to Item 9 on page 2.

     (b)  Percent of Class:

         See response to Item 11 on page 2.

     (c) Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote:
                 See response to Item 5 on page 2.
           (ii)  Shared power to vote or to direct the vote:
                 See response to Item 6 on page 2.
          (iii)  Sole power to dispose or to direct the disposition of:
                 See response to Item 7 on page 2.
           (iv)  Shared power to direct the disposition of:
                 See response to Item 8 on page 2.


Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:|X|



Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        See Schedule I

Item 8. Identification and Classification of Members of the Group

        Not Applicable

Item 9. Notice of Dissolution of Group

        Not Applicable

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February  , 2000

                                                  CREDIT SUISSE FIRST BOSTON,
                                                  acting solely on behalf of
                                                  the Credit Suisse First
                                                  Boston business unit

                                                  By: /s/Joseph T. McLaughlin
                                                      -----------------------
                                                  Name: Joseph T. McLaughlin
                                                  Title:Executive Vice President

                                   Schedule I


This Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss Bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an indirect wholly owned subsidiary of the Bank, directly beneficially owns the securities reported herein. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is: Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.